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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )(1)


                          Furr's/Bishop's Incorporated
         --------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    2357759
         --------------------------------------------------------------
                                 (CUSIP Number)

                                  ------------

        Check the following box if a fee is being paid with this statement. [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





-----------------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                   Schedule 13G
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CUSIP No. 2357759                    13G



1       NAME OF REPORTING PERSONS
                The Mutual Life Insurance Company of New York
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS          13-1632487

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [   ]
                                                                      (b) [ X ]
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
                New York State

Number
of Shares       5       SOLE VOTING POWER               4,105,339
Bene-
ficially        6       SHARED VOTING POWER
owned by
each            7       SOLD DISPOSITIVE POWER          4,105,339
reporting
person          8       SHARED DISPOSITIVE POWER
with

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        4,105,339

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                             [   ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        8.43%

12      TYPE OF REPORTING PERSON*
            IC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.
        (a)  Name of Issuer: Furr's/Bishop's Incorporated

        (b)  Address of Issuer's Principal Executive Office:

                                6901 Quaker Avenue
                                Lubbock, Texas 79413

Item 2.
        (a)  Name of Person Filing:
                The Mutual Life Insurance Company of New York
        (b)  Address of Principal Business Office or, if none, Residence:
                1740 Broadway
                New York, NY 10019
        (C)  Citizenship:
                New York State
        (d)  Title of Class of Securities:
                Common Stock, par value $.01 per share
        (e)  CUSIP Number:
                2357759

Item 3. If this statement is filed pursuant to Rules 13d-1(b), check whether the person filing is a:

        (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
        (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
        (c)  [X]  Insurance Company as defined in section 3(a)(19) of the Act
        (d) [ ] Investment Company registered under section 8 of the Investment Company Act
        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 17 C.F.R. section 240. 13d-1(b)
                  (1)(ii)(F)
        (g) [ ] Parent Holding Company, in accordance with 17. C.F.R. section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
        (h)  [ ]  Group, in accordance with 17 C.F.R. section 240.13d-1(b)(1)
                  (ii)(H)
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Item 4.   Ownership

          (a)     Amount Beneficially Owned:  4,105,339

          (b)     Percent of Class: 8.43%

          (c)     Number of shares as to which the filer has:
                  (i)     sole power to vote or to direct the vote: 4,105,339
                  (ii)    shared power to vote or to direct the vote:
                  (iii)   sole power to dispose or to direct the disposition of:
                          4,105,339
                  (iv) shared power to dispose or to direct the disposition of:


Item 5.   Ownership of Five Percent or Less of Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Not Applicable

Item 8.   Identification and Classification of Members of Group

                Not Applicable

Item 9.   Notice of Dissolution of Group

                Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statment is true, complete and correct.

                                  February 12, 1997
                                  ----------------------
                                  Date

                                  THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK

                                  /S/ Suzanne E. Walton
                                  ----------------------
                                  Signature


                                  Suzanne E. Walton - Managing Director
                                  ----------------------
                                  Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).